Insynergy Products, Inc.

June 6, 2012

Mr. Ajay Koduri

Staff Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re: Insynergy Products, Inc

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Amendment No. 4 to Registration Statement on Form S-1

Originally filed January 31, 2012 and amended April 17, 2012, May 3, 2012, May 24, 2012, and June 1, 2012.

File No. 333-179262

Gentlemen:

Request is hereby made for the acceleration of the effective date of our registration statement on Form S-1, File No. 333-179262 at 4:00 P.M., Eastern time, on June 8, 2012, or as soon as practicable thereafter.

The Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you require anything further, please contact our securities law counsel, Don Davis, at 213 400 2007.

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Thank You for your assistance in this matter.

Very truly yours,

Insynergy Products, Inc.

By /s/ Sandford Lang

Sandford Lang

Chief Executive Officer